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SEC Mail Processing Section
FEB 23 2017
Washington DC
406

17005544

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collingwood Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pennsylvania Avenue, NW, Suite 710
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

AKB

OATH OR AFFIRMATION

I, Mark DeGennaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collingwood Capital Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DAWN STRALTZ NOTARY PUBLIC EXP. 12-14-19 DISTRICT OF COLUMBIA

Signature

Chief Executive Officer

Title

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 15 day of February, 2017
Dawn Straltz, Notary Public, D.C.
My commission expires December 14, 2019.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Collingwood Capital Advisors, LLC

Statement of Financial Condition

December 31, 2016

SEC ID 8-53413
Filed pursuant to Rule 17a-5(e)(3)
PUBLIC Document

Collingwood Capital Advisors, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mark DeGennaro
CEO
Collingwood Capital Advisors, LLC
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Collingwood Capital Advisors, LLC (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Collingwood Capital Advisors, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 9, 2017
Glen Allen, Virginia

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Collingwood Capital Advisors, LLC

Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	20,362
Total assets	$	20,362

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	2,390
Payable to parent		6,968
Total liabilities		9,358
Member's equity		11,004
Total liabilities and member's equity	$	20,362

See accompanying notes to financial statement.

Collingwood Capital Advisors, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Collingwood Capital Advisors, LLC (the "Company") is a limited liability company organized in Delaware and is a wholly owned subsidiary of The Collingwood Group LLC (the "Parent"), a Delaware limited liability company. The Company operates as a broker-dealer in the United States and was organized to provide advice on mergers and acquisitions, offer financial advisory services and participate in the private offerings of debt and equity securities.

As a broker dealer, the Company is subject to the regulations of the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost which approximates market. At December 31, 2016, the Company had no cash equivalents.

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance did not exceed the insured limit during the year ended December 31, 2016.

Income Taxes: The Company is organized as a limited liability company and is taxed as a disregarded entity for tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is included in the tax returns of the individual member.

1. Summary of Significant Accounting Policies, Continued:

Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2016. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 9, 2017, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Related Party Transactions:

The Company has entered into an Expense Sharing Agreement (the "Agreement") with The Collingwood Group (the "Parent") under which the Parent pays all the Company expenses. Direct expenses are charged to the Company. Shared expenses are allocated to the Company in accordance with the terms of the Agreement. The Parent bills the Company and the Company reimburses the Parent for these costs on a monthly basis.

At December 31, 2016, the Company owed the Parent $6,968.

3. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1 (8 to 1 during the first year of operation). At December 31, 2016, the Company had net capital of $11,004 which was $6,004 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.85 to 1.

The Company does not carry accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

4. Contingencies

The Company may, from time to time, be involved in judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. Company Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2016, management believes that the ultimate liability with respect to such normal course matters, is not material to the financial condition, results of operations or cash flows of the Company.